ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

2007 NOV 27 A 3:37

PTTEP No.1.910/ 392 /2007

Finance Department
Tel. 0-2537-4342

07028199

November 16 , 2007

SUPPL

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on November 13, 2007. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,297,420,300 (Three thousand two hundred and ninety seven million and four hundred twenty thousand and three hundred Baht)

2. The Company's issued and paid-up shares are 3,297,420,300 (Three thousand two hundred and ninety seven million and four hundred twenty thousand and three hundred shares), which are categorized as follows:

Ordinary Shares :	3,297,420,300	(Three thousand two hundred and ninety seven million and four hundred twenty thousand and three hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

Maroot Mrigadat
President

PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900, THAILAND Tel.: 66 (0) 2537-4000 Fax: 66 (0) 2537-4444 http://www.pttep.com

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2007 NOV 27 A 12:35

PTTEP No. 1.910/391 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

November 15, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Corporate Governance Rating of PTTEP

Reference is made to PTT Exploration and Production Public Co., Ltd. (PTTEP)'s Corporate Governance Rating conducted by Thai Rating and Information Services Co., Ltd. (TRIS). The company has been rated at 8.37 (total score of 10) which falls into the category of "very good". This result is an improvement over the company's score of 8.31 and 8.14 for the year 2006 and 2004 respectively. Details of the scores for the four evaluation criteria are as follows:

Shareholder's Rights (20%)	8.55
Composition and Roles of the Board of Directors and Management (40%)	7.83
Information Disclosure (25%)	9.15
Corporate Governance Culture (15%)	8.25

PTTEP has always stressed high importance on good corporate governance and determined to improve its standard at all times.

Yours sincerely,

Maroot Mrigadat
President

END